11023327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 23 2011 WASHINGTON, DC 211 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 South Street
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Hanson-Imperatore 973-944-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Hanson-Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson-Imperatore Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE BUSHNAUSKAS
Commission # 2357437
Notary Public, State of New Jersey
My Commission Expires
March 20, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2011

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents

	Page Number
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes To Financial Statements	6 - 9
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	10
Computation For Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control	12 - 13

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Hanson - Imperatore Securities, Inc. as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson - Imperatore Securities, Inc. at June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
September 6, 2011

75 ESEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2011

ASSETS

Current Assets:		
Cash and cash equivalents	$	58,926
Marketable securities, at fair market value		7,590
Deferred corporate income taxes		31,331
Total current assets		97,847
Total Assets	$	97,847

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	8,400
Corporate income tax payable		300
Total current liabilities		8,700
Stockholder's Equity:		
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding		25,000
Additional paid-in capital		8,000
Retained earnings		51,857
Accumulated other comprehensive income		4,290
Total stockholder's equity		89,147
Total Liabilities and Stockholder's Equity	$	97,847

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Income
Year Ended June 30, 2011

Revenues:	
Investment income	$ 169
	169
Expenses:	
Administrative fees	101,000
Professional fees	14,930
Other fees	11,222
Insurance	350
	127,502
Loss Before Provision For (Benefit From) Corporate Income Taxes	(127,333)
Provision For (Benefit From) Corporate Income Taxes	(38,399)
Net Loss	(88,934)
Other Comprehensive Income, Net of Tax:	
Unrealized Gain on Marketable Securities	2,256
Comprehensive Loss	$ (86,678)

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2011

	Common Stock				
	Number Of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)
Beginning of Year	250	$ 25,000	$ 8,000	$ 140,791	$ 2,034
Net Loss				(88,934)	0
Other Comprehensive Income				0	2,256
End of Year	250	$ 25,000	$ 8,000	$ 51,857	$ 4,290

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2011

Cash Flows From Operating Activities:	
Net loss	$ (88,934)
Adjustments to reconcile net loss to net cash used in operating activities:	
Benefit from deferred corporate income taxes	(39,239)
Changes in assets and liabilities -	
(Increase) decrease in:	
Deferred corporate income taxes	44,349
Increase (decrease) in:	
Accounts payable	2,900
Corporate income taxes payable	10,860
Net Cash Used In Operating Activities	(70,064)
Net Decrease in Cash and Cash Equivalents	(70,064)
Cash and Cash Equivalents - Beginning of Year	128,990
Cash and Cash Equivalents - End of Year	$ 58,926

<u>Supplemental Cash Flow Disclosures:</u>

Cash paid during the year for:	
Income taxes	$ 300

See independent auditors' report and notes to financial statements.

1. General

Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principle business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Fair value is computed using quoted market prices at year end for the securities owned. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The balances in these accounts from time to time may exceed federally insured limits.

The Company receives all of its revenues through referrals made by an affiliate who is related through common ownership.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes –

Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740"), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The Company adopted ASC 740 effective July 1, 2009 and applied it to all open tax years as of the effective date. The adoption had no material effect on the financial statements. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years ending before June 30, 2007.

Deferred state income taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes result from basis differences in investments in marketable securities and net operating loss carry forwards or carry backs.

Subsequent Events –

We have evaluated subsequent events from June 30, 2011 through September 21, 2011, the date of the financial statement issuance, for disclosure. Through and including September 21, 2011, we have not identified any significant events relative to the financial statements as of June 30, 2011 that warrant additional disclosure.

3. Related Party Transactions

The Company provides all of its services to affiliates related through common ownership. For the year ended June 30, 2011, there is no income recognized from the affiliate.

The Company receives services from and shares office space with an affiliate related through common ownership. Amounts paid to this affiliate for the year ended June 30, 2011 amounted to $101,000.

(Continued)

4. Marketable Securities

The following table reflects the cost and fair values of securities held at June 30, 2011:

	Cost	Unrealized Gain on Securities	Fair Market Value
Available-for-Sale			
Equity Securities	$ 3,300	$ 4,290	$ 7,590

5. Income Taxes

For the year ended June 30, 2011, income tax expense differs from what would be calculated using the statutory rates because of recognition of future tax liabilities pertaining to income from marketable investments and future tax assets pertaining to net operating loss carry forwards.

The provision for corporate income taxes is comprised of the following for the year ended June 30, 2011:

Current state provision	$ 840
Deferred tax provision (benefit)	(39,239)
	$ (38,399)

The Company's total deferred tax liabilities and deferred tax assets at June 30, 2011 are as follows:

Total deferred tax assets	$ 32,296
Total deferred tax liabilities	(965)
Net Deferred Tax Asset	$ 31,331

As of June 30, 2011, the Company has federal and state corporate tax loss carryovers of $128,173 and $241,426, respectively. The federal loss carryover can be carried back for a two year period or carried forward for twenty years and is set to expire in the year ending June 30, 2030. The state loss carryover can be carried forward for seven years and is set to expire in the year ending June 30, 2017.

(Continued)

See independent auditors' report.

6. Accumulated Other Comprehensive Income

The balance of accumulated other comprehensive income at June 30, 2011 is as follows:

	Unrealized Gain on Securities
Beginning balance	$ 2,034
Current period change	2,256
Ending balance	$ 4,290

7. Fair Value Information

The Company applied the provisions of The FASB Accounting Standards Codification ("the Codification") for the assets stated at fair value at June 30, 2011. The Codification defines fair value, expands disclosure requirements and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Fund's market assumptions. These two types of inputs create the following fair value hierarchy:

a. Level 1 – Quoted prices for *identical* instruments in active markets.

b. Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

c. Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Assets measured at fair value at June 30, 2011 were as follows:

Description	Fair Value June 30, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 7,590	$ 7,590		
Total	$ 7,590	$ 7,590		

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
June 30, 2011

Net Capital:	
Total stockholder's equity	$ 89,147
Non-allowable assets – Deferred corporate income taxes	(31,331)
Haircut on securities – Stocks	(1,139)
Net capital	$ 56,677
Aggregate Indebtedness –	
Accounts payable	$ 8,400
Corporate income tax payable	300
Total Aggregate Indebtedness	$ 8,700
Computation of Basic Net Capital Requirements:	
Minimum net capital required (see Note A below)	$ 5,000
Excess Net Capital	$ 51,677
Ratio: Aggregate Indebtedness to Net Capital	0.16 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2011):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 56,677

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
June 30, 2011

Note:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

In planning and performing our audit of the financial statements of Hanson - Imperatore Securities, Inc. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Hanson - Imperatore Securities, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
September 6, 2011

75 ESEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net